Report of Independent Registered Public
Accounting Firm
The Board of Directors of
The Dreyfus/Laurel Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that Dreyfus Floating Rate Income
Fund and Dreyfus Core Equity Fund (collectively, the
"August 31st  Funds"), Dreyfus Tax Managed Growth
Fund, Dreyfus Institutional S&P 500 Stock Index Fund, Dreyfus Opportunistic Fixed Income Fund, Dreyfus Bond
Market Index Fund, and Dreyfus Disciplined Stock Fund (collectively, the "October 31st Funds"), General AMT-
Free Municipal Money Market Fund and General Treasury and Agency Money Market Fund (collectively, the
"November 30th Funds") (collectively with the August 31st Funds and October 31st Funds, the "Funds"), each a series of The Dreyfus/Laurel Funds, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of November 30,
2016, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the Funds'
compliance with those requirements and performing such
other procedures as we considered necessary in the
circumstances.  Included among our procedures were the
following tests performed as of November 30, 2016, and
with respect to agreement of security purchases and sales,
for the period from August 31, 2016 (the date of the August
31st Funds' last examination) through November 30, 2016,
from October 31, 2016 (the date of the October 31st Funds
last examination) through November 30, 2016, and from
March 31, 2016 (the date of the November 30th Funds last examination) through November 30, 2016:
1.	Obtained The Bank of New York Mellon's (the
"Custodian") security position reconciliations for all
securities held by sub custodians and in book entry form
and verified that reconciling items were cleared in a timely manner;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents;
3.	Reconciliation of the Funds' securities to the books and
records of the Fund and the Custodian;
4.	Confirmation of all repurchase agreements, if any, with
broker(s)/bank(s) and/or agreement of corresponding
subsequent cash receipts to bank statements and agreement
of underlying collateral, if any, with the Custodian records;
5.	Agreement of pending purchase activity, if any, for the
Fund as of December 31, 2016 to documentation of
corresponding subsequent bank statements;
6.	Agreement of pending sale activity, if any, for the Fund as
of December 31, 2016 to documentation of corresponding
subsequent bank statements;
7.	Agreement of five security purchases and five security
sales or maturities, or all purchases, sales or maturities, if fewer than five occurred since our last report, from the books and records of the Funds to corresponding bank
statements;
8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Reports ("SOC 1 Report") for the period October 1, 2015 to September 30, 2016 and noted no relevant findings were reported in the areas of Asset Custody and Control.
We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide a
legal determination on the Funds' compliance with
specified requirements.
In our opinion, management's assertion that the Funds
complied with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 as of
November 30, 2016, with respect to securities reflected in
the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Directors of The
Dreyfus/Laurel Funds, Inc., and the Securities and
Exchange Commission and is not intended to be and should
not be used by anyone other than these specified parties.
      /s/ KPMG LLP
New York, New York
September 28,2017


September 28, 2017
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of Dreyfus Floating Rate
Income Fund and Dreyfus Core Equity Fund (collectively, the "August 31st Funds"), Dreyfus Tax Managed Growth
Fund, Dreyfus Institutional S&P 500 Stock Index Fund,
Dreyfus Opportunistic Fixed Income Fund, Dreyfus Bond
Market Index Fund and Dreyfus Disciplined Stock Fund
(collectively, the "October 31st Funds"), General AMT-
Free Municipal Money Market Fund and General Treasury and Agency Money Market Fund (collectively, the
"November 30th Funds") (collectively with the August 31st
Funds and October 31st Funds, the "Funds"), each a series of The Dreyfus/Laurel Funds, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investment by Registered
Management Investment Companies" of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2016 and from August 31, 2016 (the date of the August 31st Funds' last examination) through November 30, 2016, from October 31, 2016 (the date of the October 31st Funds' last examination) through November 30, 2016, and from March 31, 2016 (the date of the November
30th Funds' last examination) through November 30, 2016.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2016, and from August 31, 2016, (the date of the August 31st Funds' last examination) through November 30, 2016, from October 31, 2016, (the date of the October 31st Funds' last examination) through November 30, 2016, and from March 31, 2016, (the date of the November
30th Funds' last examination) through November 30, 2016, with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.


Jim Windels
Treasurer

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